UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ___)*


                           Proton Energy Systems, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   74371K 10 1
                         -------------------------------
                                 (CUSIP Number)

                               September 28, 2000
                 -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)

---------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74371K 10 1            SCHEDULE 13G                        Page 2 of 4


________________________________________________________________________________
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Robert W. Shaw, Jr.


_______________________________________________________________________________
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [__]
                                                                (b) [__]

       Not applicable


________________________________________________________________________________
 3     SEC USE ONLY


________________________________________________________________________________
 4     CITIZENSHIP OR PLACE OF ORGANIZATION


      United States


________________________________________________________________________________
NUMBER OF SHARES         5 SOLE VOTING POWER:
                           5,388,910 shares

________________________________________________________________________________
BENEFICIALLY OWNED       6 SHARED VOTING POWER:
                           0 shares

________________________________________________________________________________
BY EACH REPORTING        7 SOLE DISPOSITIVE POWER:
                           5,388,910 shares

________________________________________________________________________________
PERSON WITH              8 SHARED DISPOSITIVE POWER:
                           0 shares

________________________________________________________________________________
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0


________________________________________________________________________________
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


                                                        [-]
      Not applicable

________________________________________________________________________________
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%


________________________________________________________________________________
 12   TYPE OF REPORTING PERSON

      IN


________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74371K 10 1            SCHEDULE 13G                        Page 3 of 4


________________________________________________________________________________
Item 1(a).        Name of Issuer:

                  Proton Energy Systems, Inc.

________________________________________________________________________________
Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Proton Energy Systems, Inc.
                  50 Inwood Road
                  Rocky Hill, Connecticut  06067

________________________________________________________________________________
Item 2(a).        Name of Person Filing:

                  Robert W. Shaw, Jr.

________________________________________________________________________________
Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o Arete Venture Administration LLC
                  3 Bethesda Metro Center
                  Suite 770
                  Bethesda, MD  20814

________________________________________________________________________________
Item 2(c).        Citizenship:

                  United States

________________________________________________________________________________
Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

________________________________________________________________________________
Item 2(e).        CUSIP Number:

                  74371K 10 1

________________________________________________________________________________
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

                  Not applicable

________________________________________________________________________________
Item 4.   Ownership.

(a)      Amount Beneficially Owned:                                            0
(b)      Percent of Class:                                                    0%
(c)      Number of Shares as to Which Such Person Has:
         (i)   sole power to vote or to direct the vote:           5,388,910 (1)
         (ii)  shared power to vote or to direct the vote:                     0
         (iii)  sole  power  to  dispose  or to  direct  the
         disposition of:                                           5,388,910 (1)
         (iv)  shared  power to  dispose  or to  direct  the
         disposition of:                                                       0

(1) Dr. Shaw is (i) the President of Arete Corporation, which is the manager of Micro-Generation Technology Fund, LLC ("Micro-Generation"),
         (ii) the general partner of the general partner of UVCC Fund II ("UVCC II") and UVCC II Parallel Fund, L.P. ("UVCC Parallel") and (iii) the managing member of the general partner of Utech Climate Challenge Fund, L.P. ("Utech"). In such capacities, he has sole voting power and dispositive power with respect to (i) 1,676,812 shares of Common Stock held of record by Micro-Generation, (ii) 1,891,763 and 285,715 shares of Common Stock held of record by UVCC II and UVCC Parallel, respectively, and (iii) 1,534,620 shares of Common Stock held of record by Utech. Dr. Shaw, therefore, may be deemed the beneficial owner of the shares of Common Stock directly owned by Micro-Generation, UVCC II, UVCC Parallel and Utech, which would equal 16.3% of the Common Stock outstanding as of December 31, 2000. Dr. Shaw disclaims this beneficial ownership.

CUSIP No. 74371K 10 1            SCHEDULE 13G                        Page 4 of 4


________________________________________________________________________________
Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

________________________________________________________________________________
Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Not applicable

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

________________________________________________________________________________
Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

________________________________________________________________________________
Item 9.           Notice of Dissolution of Group.

                  Not applicable

________________________________________________________________________________
Item 10.          Certifications.

                  Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2001

/s/ Robert W. Shaw, Jr.
-----------------------
Robert W. Shaw, Jr.